December 11, 2007

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA #42 filed on October 3, 2007

Dear Ms. Browning:

Below is a summary of the comments I received from you on November 29, 2007 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address each of your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1) Summary Information (Select Diversified Growth Fund)

Comment: The Nicholas Applegate disclosure included in this section should be moved to accompany the charts showing composite performance.

Response: We will make the requested change.

2) Summary Information (All Funds)

Comment: The staff believes the “Important Note about Fees and Expenses” is redundant and can be deleted.

Response: We will make the requested change.

3) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: Please revise the following disclosure to list the specific equity securities in which the Fund will invest.

“The Fund seeks to achieve its objective by investing primarily in U.S. common stocks and other equity securities.”

Response: We will revise the disclosure as follows (underlined added; [bracketed] deleted):

“The Fund seeks to achieve its objective by investing primarily in U.S. common stocks [and other equity securities]. While most assets will be invested in U.S. common stocks, foreign securities, futures and options may also be purchased, in keeping with Fund objectives.”

4) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: Please revise the following disclosure to definitively list the other securities which the Fund may purchase.

“While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options, in keeping with Fund objectives.”

Response: Please see the response to #3 above.

5) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: If the Fund can invest outside the range of companies in the Russell 1000 Growth Index please include disclosure to address this.

“Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of mid- and large-capitalization companies. Mid- and large-capitalization companies are defined as those companies whose market capitalizations, at the time of purchase, are included in the range of companies in the Russell 1000® Growth Index. As of November 30, 2007, the range of capitalization of companies included in the Russell 1000 Growth Index was $[            ] billion to $[            ] billion.”

Response: For purposes of the 80% policy, the Fund will invest only in companies whose market capitalizations, at the time of purchase, are included in the range of companies in the Russell 1000 Growth Index. The Fund can invest outside the range of companies in the Russell 1000 Growth Index with respect to the remaining 20% of its portfolio. We do not believe any additional disclosure is necessary.

6) Principal Investment Strategies and Risks (All Funds)

Comment: There should be more discussion of principal risks in the Item 2 disclosure as opposed to merely referencing to the back of the prospectus.

Response: Because the two new Funds in this prospectus will be combined into a large, 31 Fund prospectus, we refer you to our response to this same comment in our Comment/Response Letter dated April 20, 2001:

“We believe that our method of disclosure is the clearest and cleanest way to convey this information to shareholders in the context of a large, multi-fund prospectus. We also believe this approach avoids repetition and promotes comparison of funds, thus conforming with the general instructions of the Form. Disclosure in this manner is also consistent with substantial industry practice for large, multi-fund prospectuses as well as satisfying the goal of a simplified prospectus. Furthermore, to amplify the discussion of risks in the first two pages devoted to each Fund would entail significant costs because it would add an additional page for each Fund, thereby increasing the size of the prospectus by approximately one-third. For all of these reasons and on the advice of counsel, we have decided to retain the Trust’s historical format. We have discussed this issue further with Richard Pfordte and understand the staff’s position. We understand that we are ‘on our own’ with regard to our position.”

7) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: A corresponding strategy should be included for each risk listed. The staff noted that it did not see a corresponding strategy for Currency Risk or Leveraging Risk.

Response: We will remove Currency Risk. Leveraging Risk will continue to be included to address the potential for this risk related to the Fund’s strategy of investing in futures and options.

8) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: Add disclosure concerning capitalization risk.

Response: We will add Smaller Company Risk.

9) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: The staff objects to the use of the following type of equivocal language: “Each of the Fund’s Sub-Advisers may sell securities for a variety of reasons, such as to secure gains, limit losses or redeploy assets into more promising opportunities.” Complete disclosure should be included.

Response: We believe the disclosure satisfies the requirement of Item 4(b)(2) of Form N-1A to explain in general terms how the Fund’s adviser decides which securities to sell, and therefore, have decided not to modify our disclosure.

10) Fee Tables (All Funds)

Comment: In footnote 5, explain more clearly that the fees and expenses could be higher than the cap because Acquired Fund fees and expenses are excluded.

Response: We will add the following disclosure:

“The Net Fund Expenses shown in the above table may exceed these amounts, because Acquired Fund fees and expenses are excluded from the cap.”

11) Fee Tables (All Funds)

Comment: Please provide the staff with a completed copy of the fee tables.

Response: The requested information is included with this letter as Attachment A.

12) Prior Performance for Similar Funds (Select Diversified Growth Fund)

a. Comment: Add the word “all” to the following disclosure.

“. . . for all accounts with investment objectives, policies and investment strategies substantially similar to that of the Fund . . .”

Response: We will make the requested change.

b. Comment: Please explain why the footnote beneath the tables includes the following carve out: “. . . , or in the case of [            ], all discretionary, fee paying portfolios managed by [            ], . . .”

Response: The carve out represents standard Global Investment Performance Standards (“GIPS”) disclosure, which requires firms to include all actual fee paying discretionary portfolios in their composite.

c. Comment: Please confirm to the staff that the presentation of the similar account performance will be adjusted to reflect the deduction of the highest applicable expense ratio.

Response: The similar account performance will be adjusted to reflect the highest applicable expense ratio.

13) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Footnote 1 is material and should be included in the text.

“(1) Underlying Funds can include MassMutual Select Funds, MassMutual Premier Funds and Oppenheimer Funds, which are advised by OppenheimerFunds, Inc. (“OFI”). OFI is a majority owned, indirect subsidiary of MassMutual. MassMutual Select Funds, MassMutual Premier Funds and Oppenheimer Funds are offered in separate prospectuses.”

Response: We will add the following disclosure to the text:

“Underlying Funds can include MassMutual Select Funds, MassMutual Premier Funds and Oppenheimer Funds, which are advised by OppenheimerFunds, Inc. (“OFI”).”

The following disclosure will remain in a footnote:

“(1) OFI is a majority owned, indirect subsidiary of MassMutual. MassMutual Select Funds, MassMutual Premier Funds and Oppenheimer Funds are offered in separate prospectuses.”

14) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Provide additional disclosure to explain how the assets of the Fund are allocated. What does the strategy entail?

Response: We will add the following disclosure:

“The target asset allocation strategy for the Destination Retirement 2050 Fund is designed to provide an approach to asset allocation that is neither overly aggressive nor overly conservative for the Fund’s retirement date.”

15) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Explain to the staff the purpose of the additional section entitled “More Principal Investment Strategies and Risks.”

Response: As previously discussed, the additional section is intended to supplement the separate principal investment strategies and risks disclosure for each of the six Select Destination Retirement Funds, which normally appear in the same prospectus.

16) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Add disclosure to clarify that an investor can invest directly in an underlying fund.

Response: We believe the following disclosure, which is included in a footnote in the section titled “Principal Investment Strategies and Risks,” indicates that the Underlying Funds are also available separately:

“MassMutual Select Funds, MassMutual Premier Funds and Oppenheimer Funds are offered in separate prospectuses.”

17) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Move the disclosure contained in footnote 2 to the text and add a cross reference to the prospectus for the Destination Retirement Income Fund prospectus.

Response: We will make the requested change and add the following disclosure (underlined added):

“MassMutual Select Destination Retirement Income Fund is designed for investors in their retirement years. MassMutual allocates the Fund’s assets according to a stable target asset allocation that emphasizes fixed-income and money market funds but also includes a smaller allocation to equity funds. The Destination Retirement Income Fund is offered in a separate prospectus, dated April 2, 2007.”

18) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Confirm to the staff that the merger contemplated between the Select Destination Retirement 2050 Fund and the Select Destination Retirement Income Fund will be in compliance with Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: It will not be necessary to seek shareholder approval of the anticipated merger under Rule 17a-8 of the 1940 Act because (i) the Funds’ fundamental investment policies and advisory contracts are not materially different, (ii) the Funds have the same board of trustees and (iii) the Funds have the same Rule 12b-1 fee structures.

19) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Add disclosure to clarify what is meant by “it is expected that the Fund will be combined with the Destination Retirement Income Fund.”

Response: We do not believe any additional disclosure is necessary. The use of term “expected” is meant to leave open the possibility that the merger may not occur in the event that circumstances change between now and the anticipated date of the merger.

20) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Explain to the staff how they will be notified when the merger of the Select Destination Retirement 2050 Fund into the Select Destination Retirement Income Fund takes place.

Response: In the event of any such merger, the Commission would be notified if, and as, required by any applicable law.

21) Summary of Principal Risks (All Funds)

Comment: With respect to Market Risk, does debt risk apply to both Funds? Identify which Funds have this risk. Please also disclose the credit quality rating of the bonds the Funds can invest in, more information on the characteristics of the bonds the Funds can invest in such as interest rates and reset terms and whether the principal payments on the bonds are fixed or variable. If the Funds can invest in unrated bonds this should be disclosed along with how the bonds will be rated.

Response: We will revise the disclosure as follows (underlined added):

“Market risk is the general risk of unfavorable market-induced changes in the value of a security. A Fund is subject to market risk when it invests some or all of its assets in debt securities. Debt securities are obligations of an issuer to pay principal and/or interest at a specified interest rate over a predetermined period. If interest rates rise close to or higher than the specified rate, those securities are likely to be worth less and the value of the Fund will likely fall. If interest rates fall, most securities held by a Fund paying higher rates of interest will likely be worth more, and the Fund’s value will likely increase.

This kind of market risk, also called interest rate risk, is generally greater for debt securities with longer maturities and portfolios with longer durations. “Duration” is the average of the periods remaining for payments of principal and interest on a Fund’s debt securities, weighted by the dollar amount of each payment. Even the highest quality debt securities are subject to interest rate risk. Market risk is generally greater for lower-rated securities or comparable unrated securities. The Destination Retirement 2050 Fund and one or more Underlying Funds are subject to this kind of market risk.

In the case of stocks and other equity securities (including convertible securities), market risk is the result of a number of factors, including general economic and market conditions, real or perceived changes in the prospects of the security’s issuer, changing interest rates and real or perceived economic and competitive industry conditions.

The Funds maintain substantial exposure to equities and do not attempt to time the market. Because of this exposure, the possibility that stock market prices in general will decline over short or even extended periods subjects the Funds to unpredictable declines in the value of their shares, as well as periods of poor performance. Market risk also includes specific risks affecting the companies whose shares are purchased by a Fund, such as management performance, financial leverage, industry problems and reduced demand for the issuer’s goods or services. The Diversified Growth Fund, the Destination Retirement 2050 Fund and one or more Underlying Funds are subject to this kind of market risk.”

We will look at supplementing the risk disclosure on bonds as appropriate after discussion with the portfolio management team.

22) Summary of Principal Risks (All Funds)

Comment: With respect to Leveraging Risk, disclose how much each Fund plans to leverage.

Response: The Diversified Growth Fund does not currently intend to borrow money for leveraging purposes; however, the Fund’s use of derivatives may have the effect of creating leveraging in the Fund. The Destination Retirement 2050 Fund may be subject to Leveraging Risk through its investments in the Underlying Funds.

23) About the Investment Adviser and Sub-Advisers (Select Diversified Growth Fund)

Comment: Please provide the staff with a completed copy of the portfolio manager disclosure.

Response: The requested information is included with this letter as Attachment B.

24) Buying, Redeeming and Exchanging Shares (All Funds)

Comment: With respect to the following disclosure, disclose how long after receipt the Fund would reject a purchase order. The staff notes that it is comfortable with one or two days, but requires a supplemental explanation for two days.

“The Funds can reject any purchase order and can suspend purchases if it is in their best interest.”

Response: We do not believe that any such disclosure is required and expect that the rejection of any purchase order would be made in accordance with any applicable law.

25) Buying, Redeeming and Exchanging Shares (All Funds)

Comment: Clarify that the refusal of exchanges only applies to purchases, as a shareholder may always redeem their shares.

“The Funds may limit, restrict or refuse exchanges, if, in the opinion of MassMutual:”

Response: We will modify the disclosure as follows (underlined added; [bracketed] deleted):

“The Funds may limit, restrict or refuse exchange[s] purchases, if, in the opinion of MassMutual:”

26) Investment Performance (Select Diversified Growth Fund)

Comment: The Nicholas Applegate disclosure included in this section should also accompany the charts showing composite performance.

Response: The appropriate Nicholas Applegate disclosure will also accompany the charts showing composite performance.

27) Additional Investment Policies and Risk Considerations (All Funds)

Comment: Add disclosure to differentiate the principal policies and risks from the non-principal policies and risks.

Response: General Instruction C.3(b) of Form N-1A provides that a Fund may include, except in the Risk/Return Summary, information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. We believe that, consistent with General Instruction C.3(b), the disclosure at issue provides additional non-required information about the Funds and that it is not necessary to differentiate the Funds’ principal and non-principal strategies and risks because each Fund’s principal strategies and risks are clearly identified in the Risk/Return Summary. Therefore, we have decided not to modify our disclosure.

28) Additional Investment Policies and Risk Considerations (All Funds)

Comment: Explain why securities lending is not listed as a principal investment strategy of the Funds.

Response: Securities lending is not a principal investment strategy of the Funds. Securities lending is ancillary to the Funds’ principal investment strategies.

29) Additional Investment Policies and Risk Considerations (All Funds)

Comment: If the Funds can use derivatives for speculative purposes, add disclosure to the section concerning Hedging Instruments and Derivatives.

Response: Neither of the Funds intends to use derivatives for purposes which the Fund’s adviser would consider speculative.

30) Additional Investment Policies and Risk Considerations (All Funds)

Comment: If applicable, add a discussion of sub-prime risk to the section concerning Mortgage-Backed Securities and CMOs.

Response: The risk profiles of the Funds will not be affected by sub-prime lending.

SAI Comments

1) Additional Investment Policies (All Funds)

Comment: Add headings to distinguish the principal policies and risks from the non-principal policies and risks.

Response: Item 11(b) of Form N-1A requires a fund to include a description of its non-principal strategies and risks in its SAI. Form N-1A does not, however, prohibit the inclusion of additional information concerning a fund’s principal strategies and risks or proscribe that a distinction needs to be made between a fund’s principal and non-principal strategies and risks in its SAI. As a result, we believe that it is not necessary to add headings to distinguish the principal and non-principal policies and risks. Therefore, we have decided not to modify our disclosure.

2) Additional Investment Policies (All Funds)

Comment: What percentage of the Funds can be invested in repurchase and reverse repurchase agreements.

Response: There is no limit on the Funds’ investment in repurchase agreements. Reverse repurchase agreements are subject to the Funds’ fundamental borrowing limitation.

3) Additional Investment Policies (All Funds)

Comment: Add disclosure to reflect whether reverse repurchase agreements fall within the Funds’ fundamental investment restriction concerning borrowing.

Response: The following disclosure is already in included in the section titled “Investment Restrictions of the Funds” under the heading “Fundamental

Investment Restrictions of the Funds”: “Reverse repurchase agreements and dollar roll transactions are borrowings subject to limitation (2) above.”

4) Additional Investment Policies (All Funds)

Comment: Enhance the securities lending disclosure to explain how any fees or earnings on the investment of collateral are divided between the parties that benefit from the loan transaction.

Response: We believe that the following disclosure already reflects that fees are paid by the Funds in connection with securities lending:

“The Funds pay various fees in connection with such loans, including shipping fees and reasonable custodian, securities lending agent and placement fees.”

5) Additional Investment Policies (All Funds)

Comment: Please disclose any percentage limits on short sales against the box. If a Fund has a large percentage of short sales against the box, it must include the cost in the “Other Expenses” line item of the Fee Table.

Response: There are currently no percentage limits on short sales against the box. Neither of the Funds currently intends to engage in short sales against the box but is permitted to do so, and, if necessary, would make any required disclosures in its Fee Table.

6) Disclosure of Portfolio Holding (All Funds)

Comment: Please make the following revisions to the current disclosure (underlined added; [bracketed] deleted):

“Acting pursuant to the policies and procedures adopted by the Trustees of the Funds, MassMutual and the Funds’ sub-advisers are primarily responsible for compliance with these policies and procedures . . .”

“Acting pursuant to the policies and procedures adopted by the Trustees of the Funds, and [T]to the extent permitted under [applicable law] the 1933 and 1940 Acts, MassMutual and the Funds’ sub-advisers may distribute . . .”

Response: We will make the requested changes.

7) Disclosure of Portfolio Holding (All Funds)

Comment: With respect to the disclosure of portfolio holdings, please disclose what duties of confidentiality or prohibitions on trading based on the information apply to MassMutual and the sub-advisers. Also disclose the frequency with which information about portfolio securities is disclosed to MassMutual and the sub-adviser.

Please also disclose that, although the CCO provides reports to the Trustees annually, any problem would be addressed in the interim.

Response: We will add the following disclosure (underlined added):

“The Trustees of the Funds, including a majority of directors who are not “interested persons” of the Funds (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), have adopted policies and procedures with respect to the disclosure of the Funds’ portfolio holdings. These policies and procedures generally provide that no disclosure of portfolio holdings information may be made unless publicly disclosed as described below or made as part of the daily investment activities of the Funds to the Funds’ investment adviser, sub-advisers, or any of their affiliates who provide services to the Funds, which by explicit agreement or by virtue of their respective duties to the Funds, are required to maintain confidentiality of the information disclosed.”

“. . . the Trustees will periodically (as needed, but at least annually) receive reports from the Funds’ Chief Compliance Officer regarding the operation of these policies and procedures, including a confirmation by the Chief Compliance Officer that MassMutual’s and the sub-advisers’ policies, procedures and/or processes are reasonably designed to comply with the Funds’ policies and procedures in this regard.”

8) Investment Restrictions of the Funds (All Funds)

Comment: Add disclosure to reflect that the Funds must reduce their investment in illiquid securities as soon as possible if they were in a position where more than 15% of their net assets were invested in illiquid securities.

Response: We will add the following disclosure (underlined added):

“With respect to limitation (4) above, if there is a lack of trading interest in particular Rule 144A securities, a Fund’s holdings of those securities may be illiquid, resulting in the possibility of undesirable delays in selling these securities at prices representing fair value. If, through a change in values, net assets, or other circumstances, the Fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity.”

9) Investment Restrictions of the Funds (Select Destination Retirement 2050 Fund)

Comment: Add a summary of the fundamental and non-fundamental investment restrictions of the affiliated Underlying Funds.

Response: We are not aware of any Form N-1A requirement to include this disclosure and believe it would be potentially confusing, and of little value, to investors.

10) Investment Restrictions of the Funds (Select Destination Retirement 2050 Fund)

Comment: With respect to the following disclosure the Destination Retirement Fund should look through to the investments of its Underlying Funds.

“Notwithstanding the foregoing investment limitations, the Underlying Funds in which the Destination Retirement 2050 Fund may invest have adopted certain investment limitations that may be more or less restrictive than those listed above, thereby permitting a Destination Retirement 2050 Fund to engage indirectly in investment strategies that are prohibited under the investment limitations listed above.”

Response: The Destination Retirement 2050 Fund will look through to the investments of its Underlying Funds. The disclosure above is intended to reflect that the Underlying Funds may have investment limitations that differ from the Destination Retirement 2050 Fund. For example, if the Destination Retirement 2050 Fund could not invest directly in a particular type of security, it may do so indirectly if one of the Underlying Funds does so.

11) Part C (All Funds)

Comment: Please provide the staff with copies of any agreements for the new Funds that were not included in PEA 42.

Response: The requested information is included with this letter as Attachment C.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Counsel

Massachusetts Mutual Life Insurance Company